Seward & Kissel LLP
901 K Street, N.W.
Suite 800
Washington, D.C.  20001
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

October 22, 2014

VIA EDGAR

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AllianceBernstein Cap Fund, Inc. ("Registrant") (AllianceBernstein Global Core Equity Portfolio and AllianceBernstein All Market Income Portfolio)
Post-Effective Amendment No. 163
File Nos. 2-29901 and 811-01716

Dear Mr. Oh:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Global Core Equity Portfolio ("Global Core Equity"), and AllianceBernstein All Market Income Portfolio ("All Market Income") (each a "Fund" and collectively the "Funds"), as provided orally to Joanne A. Skerrett of this office on September 19, 2014.  The Staff's comments and our responses are discussed below.

Prospectus

General Comments (All Funds)

Comment 1:	If the Registrant intends to distribute a Summary Prospectus with the next post-effective amendment, please provide the Staff with a draft of the Rule 498(b)(1)(v) legend that the Registrant intends to use with the Summary Prospectus.

Response:	The Summary Prospectus of each Fund will contain the following legend:

Before you invest, you may want to review the Fund's Prospectus, which contains more information about the Fund and its risks. The Fund's Prospectus dated [__________] and Statement of Additional Information ("SAI") dated [_________] are incorporated by reference into this Summary Prospectus. For free paper or electronic copies of the Fund's Prospectus and other information about the Fund, go to http://www.alliancebernstein.com/links/mf, email a request to prorequest@alliancebernstein.com, call (800) 227-4618, or ask any financial advisor, bank, or broker-dealer who offers shares of the Fund. Unless otherwise noted, page number references refer to the current Prospectus for this Fund.

Comment 2:	Please confirm to the Staff that the Registrant will comply with the requirement to file an interactive data filing as required by Form N-1A.

Response:	The Registrant confirms that it will make an interactive data filing as required by Form N-1A.

Comment 3:	Please ensure that the facing sheet of the Funds' next post-effective amendment includes: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered.

Response:	The facing sheet of the Registrant's next post-effective amendment will include the approximate date of the proposed public offering and the title of the securities being registered.

Comment 4:	Please ensure that the registration statement pages are paginated when submitted to EDGAR.

Response:	The registration statement filed under Rule 485(a) is submitted to EDGAR, as permitted by the SEC, in ASCII (text file) format, which does not pick up the page numbers in the document footer. The registration statements submitted under Rule 485(b) or Rule 497 will be paginated.

Summary Information (All Funds)

Comment 5:	Fees and Expenses of the Fund – Shareholder Fees: The sales charge for Class A shares reflected under "Shareholder Fees" for Contingent Deferred Sales Charges ("CDSCs"), currently reading "None", should reflect the maximum charge of 1% as is stated in the footnote (a) and footnote (a) should instead explain the circumstances upon which no CDSC will occur.

Response:	The CDSC for Class A shares is not charged to a typical investor and only applies when no front-end sales charge is assessed. The Funds believe it would be misleading to include it in the table. The Funds have not revised footnote (a) or the table in response to this comment.

Comment 6:	Fees and Expenses of the Fund – Exchange Fee: Please consider deleting the line item since the amounts are None for each share class.

Response:	The line item in the table is intended to highlight a fee that is not charged by the Funds in contrast to other mutual funds with such a fee. The Funds wish to retain this disclosure.

Comment 7:	Fees and Expenses of the Fund – Fee Waiver and/or Expense Reimbursement: Please confirm that the fee waiver will continue at least one year from the effective date of the Prospectus.

Response:	The Funds confirm that the fee waiver will continue for at least one year from the effective date of the Prospectus.

Comment 8:	Fees and Expenses of the Fund – Fee Waiver and/or Expense Reimbursement: Please confirm that any reimbursement by a Fund for fee waivers and/or expense reimbursements by the Fund's Adviser will take place within three years of such fee waiver and/or reimbursement.

Response:	The Funds confirm that reimbursement by a Fund for fee waivers and/or expense reimbursements by the Fund's Adviser will not extend beyond the end of the third fiscal year after the fiscal period in which the fees were waived or the expenses were reimbursed by the Adviser.

Comment 9.	Fees and Expenses of the Fund– Fee Waiver and/or Expense Reimbursement: Please confirm that only the Fund's Board can terminate the fee waiver and/or expense reimbursement obligation prior to its expiration date.

Response:	The Funds confirm that only the Funds' Board can terminate the fee waiver and/or expense reimbursement obligation prior to its expiration date.

Comment 10:	Principal Strategies: Please disclose in this section the method in which the Adviser determines whether a country is an emerging market.

Response:	The Funds believe that the emerging market countries reference is a commonly understood reference and that there is no reason for a precise definition of emerging markets. We have not revised the Prospectus in response to this comment.

Global Core Equity

Comment 11:	Principal Strategies: Please confirm to the Staff whether investments in currency related derivatives will constitute a principal investment strategy of a Fund. If such investments constitute a principal investment strategy, please expand the description of such investments in the Summary and include applicable risks in the Principal Risks. If such investments do not constitute a principal investment strategy of a Fund please delete any applicable disclosure.

Response:	Investments in currency related derivatives do not currently constitute a principal investment strategy of the Fund; however, the Fund may use such investments as a principal strategy in the future. Consequently, we have not revised the Prospectus in response to this comment. The Fund will include additional disclosure in the Prospectus if this were to become a principal investment strategy.

All Market Income

Comment 12:	Principal Strategies: Please disclose that high-yield debt securities are also known as "junk bonds".

Response:	The Prospectus has been revised to reflect this comment.

Comment 13:	Principal Strategies: Please confirm that dividend and interest expenses associated with short selling will be included in the Fee table.

Response:	The Funds confirm that dividend and interest expense associated with short selling of securities, if any, will be reflected in the Fee Table.

Comment 14:	Principal Strategies: As reflected in the ICI Letter, derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a Fund and specific as to a Fund's intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	The Funds believe that the current disclosure is consistent with the ICI Letter.

Comment 15:	Principal Risks: Please also include the following associated risks: High Yield Securities, Preferred Stock and Exchange-Traded Funds.

Response:	The principal risks section of the Prospectus has been revised to include the risks associated with high yield securities. Although the Fund may invest in preferred stocks and exchange-traded funds as the disclosure indicates, such investments do not constitute a principal strategy of the Funds but are intended to provide examples of the broad range of securities in which the Fund invests. We have not revised the principal risks section of the Prospectus to disclose principal risks associated with investments in preferred stocks and exchange-traded funds.

Portfolio Managers

Comment 16:	Portfolio Managers: Please include the actual beginning date of the portfolio managers' service instead of "Since Inception".

Response:	The Funds have not yet commenced operations so the date of the portfolio managers' service is not yet known. The Funds have not revised the Prospectus in response to this comment.

Purchase and Sale of Fund Shares

Comment 17:	Purchase and Sale of Fund Shares: The table in this section states that Class A shares are also available at NAV, without an initial sales charge. Please reconcile this statement to Fee table in the Summary section, which shows a 4.25% sales charge for Class A shares.

Response:	The Fee Table reflects, as required, the maximum sales charge imposed on Class A Shares. In contrast, the disclosure to which you refer under Purchase and Sale of Fund Shares sets forth certain investors for whom Class A shares are available at NAV (without a sales charge).

Additional Information About the Funds' Risks and Investments (All Funds)

Comment 18:	Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described please delineate into two sections with Principal Strategies and/or Risks first.

Response:	The Funds have revised the Prospectus disclosure to state that this section of the Prospectus provides additional information about the Funds' investments and strategies, including principal and non-principal strategies and risk. Each Fund's principal strategies and risks are identified in the Summary Section of the Prospectus. General Instruction C.3.(a) to Form N-1A states that "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." This instruction permits a Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Funds believe that they have identified their principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 19:	Please confirm that all Principal Strategies discussed in the Summary sections are more fully described in this section. Also, confirm that disclosure in this section is also discussed in the Summary sections.

Response:	Consistent with General Instruction C.3.(a) noted above, all Principal Strategies in the Summary Section are not necessarily more fully described in this section. Similarly, disclosure in this section is not also discussed in the Summary section.

Additional Risk and Other Considerations
Comment 20:	Please clarify what "special risk considerations" means in the following sentence: "Investments in the Funds involve the special risk considerations described below."

Response:	The Prospectus has been revised to delete disclosure about "special" risk considerations in response to this comment.

Frequent Purchases and Redemption of Fund Shares.

Comment 21:	Frequent Purchases and Redemption: Please clarify the references to Strategy Shares discussed under "Transaction Surveillance Procedures".

Response:	The reference to "Strategy" was a typographical error that should have read "Fund." The Funds have revised the Prospectus in response to this comment.

Management of the Funds

Comment 22:	Please provide the disclosure required in Item 10(a)(1)(iii) of Form N-1A, reflecting the period covered by the semi-annual or annual report that discusses the Board's approval of the Funds' investment advisory agreement.

Response:	The Prospectus has been revised in response to this comment.

Performance of Similarly Managed Accounts

Comment 23:	Please confirm and disclose to the Staff that the Performance Data is based on all similarly managed accounts that have been managed by the Adviser and not just the current investment team of the Fund.

Response:	Each Fund confirms that the Performance Data is based on all similarly managed accounts that have been managed by the Adviser.

Comment 24:	Disclose that the use of the Fund's expense structure would have lowered the performance result.

Response:	The Prospectus has been revised in response to this comment.

Comment 25:	In the third to last sentence of the second paragraph, please use "net of all fees" instead of "net of fees."

Response:	The Prospectus disclosure has been revised to clarify that the performance data is net of fees charged by the Adviser (including any portfolio transaction costs).

Comment 26:	Disclose the additional information required by Form N-1A on the back cover by Item 1(b).

Response:	The Prospectus has been revised in response to this comment.
Statement of Additional Information ("SAI")

Comment 27:	Fundamental and Non-Fundamental Investment Policies: Please provide additional disclosure that describes the limitations on the Funds' investments in greater detail.

Response:	The Funds believe the disclosure appropriately reflects the Funds' fundamental and non-fundamental investment policies as approved by the Funds' Board of Directors and have not revised the SAI in response to this comment.

Comment 28:	Please provide to the Staff the number of times the board committees met during the Fund's last fiscal year.

Response:	As disclosed in the SAI, the Audit Committee and Governance and Nominating Committee have not yet met in regard to the Funds because the Funds have not commenced operations. The Independent Directors Committee of the Funds met on August 5-7, 2014 to approve the Advisory and Distribution Services Agreements of the Funds.

Comment 29:	As applicable, please include all information required for Item 18(a) and Item 18(b) of Form N-1A.

Response:	The SAI has been revised to disclose that as of the date of the SAI, shares of the Funds are held solely by the Adviser.

Comment 30:	Please delete disclosure relating to Frequent Trading in the SAI that is already provided in the Fund's Prospectus. Any information on such policies disclosed in the SAI that is not included in the Prospectus should be included in the Prospectus.

Response:	The SAI has been revised in response to this comment.

Part C

Comment 31:	Please confirm that the exhibits provided are specific to only these two new Funds.

Response:	We confirm that the exhibits provided with the filings for the Funds are specific to these two new Funds.

Comment 32:	Please provide Tandy representations and a response letter in the form of Edgar correspondence prior to the effective date of the filing.

Response:	The Tandy representations are provided herein.

*          *          *

We have been authorized to acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) a Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

Sincerely,

/s/ Anna C. Leist
Anna C. Leist

cc:	Emilie D. Wrapp, Esq.
Eric Freed, Esq.
Stephen J. Laffey, Esq.
Kathleen K. Clarke, Esq.